LOPRO

Integrated finance company

LOPRO CORPORATION


05008329

File Number: 82-4664

March 28, 2005

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 13 2005
WASH. D.C. 203 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

By: M. Ochi

MASAKI OCHI

HEAD OF CORPORATE PLANNING GROUP

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

LOPRO CORPORATION

Index

Translation for:

1. Written Oath Regarding Timely Disclosure
2. Corporate Structure and Procedures with regards to Timely Disclosure of Corporate Information (Document attached to Written Oath Regarding Timely Disclosure)
3. Theft of Documents Containing Customer Information
4. Announcement of Changes in Principal Shareholders
5. Brief Description of Japanese Language Documents

File Number: 82-4664

(English Translation)

Written Oath Regarding Timely Disclosure

February 28, 2005

To: Mr. Takuo Tsurushima
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
Company Name:
LOPRO CORPORATION
Title of Representative:
President and Director
Name (Signature) of Representative:
Ryuichi Matsuda

LOPRO CORPORATION, hereby fully acknowledges that timely and appropriate disclosure of corporate information to investors constitutes a basis for a sound securities market, and pledges to provide corporate information diligently to investors in a timely and appropriate manner, including working to enhance the company structure and procedures described in the attached document in order to conduct appropriately prompt, accurate, and fair disclosure of corporate information at all times considering the standpoint of investors.

(English Translation)

Corporate Structure and Procedures with regards to Timely Disclosure of Corporate Information (Document attached to Written Oath Regarding Timely Disclosure)

February 28, 2005

LOPRO CORPORATION
Code Number: 8577
(Tokyo Stock Exchange (First Section))

Our corporate structure and procedures with regards to the timely disclosure of corporate information are as follows:

<Corporate structure and procedures with regards to the timely disclosure of corporate information>

The Company, for appropriate disclosure and control of corporate information, sets forth the "Regulations of Internal Information Control", pursuant to which it develops the system of reporting and disclosure of corporate information within the Company.

(1) Information concerning decided facts

Material corporate information concerning decided facts is promptly disclosed upon decision thereof at the meeting of the Board of Directors pursuant to the timely disclosure standard.

(2) Information concerning arisen facts

As to material corporate information concerning arisen facts, the Company adopts the system of gathering the information of each division and consolidated subsidiaries at the Corporate Planning Division, which handles overall adjustments among each division, including consolidated subsidiaries. Director and Head of Corporate Management Headquarters, who is also the Head of Corporate Planning Division, determines the effect of such corporate information on the business operation, results of operation and financial conditions of the Company, including its consolidated subsidiaries, and the necessity of legal and timely disclosures and, upon consultation with the Manager of Internal Information Control (director in charge of Public Relations and Investor Relations), promptly reports to the President and Director. Information, of which the determination of disclosure is difficult or indistinct to make, is disclosed upon preliminary consultation with attorneys-at-law or audit corporations, etc., as appropriate.

<Figure of corporate structure and procedures with regards to the timely disclosure of corporate information>

As described in Appendix attached hereto.

Appendix

LOPRO CORPORATION
(As of February 28, 2005)

<Figure of corporate structure and procedures with regards to the timely disclosure of corporate information>


<Regulations of Internal Information Control (Internal Regulations)>
Information for timely disclosure
Responsible Division
Corporate Planning Division
Head of Corporate Management Headquarters
Manager of Internal Information Control
(1)
(2)
Board of Statutory Auditors
Board of Directors
President and Director
Head of Corporate Management Headquarters
Manager of Internal Information Control
Disclosure of information

(1) Information concerning "decided facts", "settlement of accounts"
(2) Information concerning "arisen facts"

File Number: 82-4664

(English Translation)

March 24, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Theft of Documents Containing Customer Information

We regret to announce that one of the sales representatives of Nihonshinyouhoshou Corporation, a consolidated subsidiary of the Company, encountered a theft and a bag with documents containing information of more than 490 customers was stolen from the subsidiary's commercial vehicles on his way back to his office.

At present, the police are investigating this incident. However, none of the stolen items has been found yet. Fortunately, there has been no report that the documents stolen have been used for any kind of fraud or illegal affairs.

To our customer whose information has been stolen, we will apologize in writing while using our best endeavors to avoid further expansion of damage by explaining and encouraging the customer their cautions. In addition, we, our Company group as a whole, will devote ourselves to prevent any similar incident by reviewing the subsidiary's operation procedures and reinforcing the administration and management of personal information.

We really regret any significant trouble and inconvenience this incident may have caused, and would like to express deep apologies to everyone concerned.

<Outline of Incident>

Date and time: on Friday, March 18, 2005 at around 8:30 p.m.

Place: Meishin-guchi, Toyonaka-shi, Osaka

Content of the documents stolen:

(1) Document: Lists necessary for the subsidiary's operating activity

Number of customers concerned: Approximately 490 customers

Information contained: Names, addresses and amount of loans of customers, names of sales representative, etc.

(2) Document: Record of negotiation and daily activity reports related to the subsidiary's operation

Number of customers concerned: Approximately 60 customers (which overlap with those in (1) above)

Information contained: Names of customers

(3) Document: Unused forms necessary for the subsidiary's operating activity

Number of customers concerned: None

Information contained: None

Customers whose information has been stolen were of the Kinki area, including some parts of Hokuriku.

File Number: 82-4664

(English Translation)

March 28, 2005

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and General Manager
Public Relations and Investor Relations Division
Tel.: (075) 321-6161

Announcement of Changes in Principal Shareholders

We hereby announce that there were changes in the principal shareholders of the Company as described below.

1. Circumstances concerning the changes:

The changes in the principal shareholders of the Company occurred as a result of exercise of the rights of Zero Coupon Convertible Bonds (bonds with stock acquisition rights (*shinkabu yoyakuken-tsuki shasai*)).

2. Name, etc. of relevant shareholders:

Shareholders which are no longer principal shareholders

Name	Location of Head Office	Representative	Major Business
Matsuda Enterprises	659 Nishiki Horikawa-cho, Horikawa-dori, Nishikikoji Sagaru, Nakagyo-ku, Kyoto	Kazuo Matsuda	Real estate management, buying and selling of golf memberships, leasing
Matsudakankou Corporation	659 Nishiki Horikawa-cho, Horikawa-dori, Nishikikoji Sagaru, Nakagyo-ku, Kyoto	Kazuo Matsuda	Non-life insurance agency, real estate transaction and management

3. Number of shares (voting rights) held and percentage to total shareholders' voting rights:

Matsuda Enterprises — Date of Change: March 16, 2005

	Number of Voting Rights (Shares) Held	Percentage to Total Shareholders' Voting Rights	Rank among Large Shareholders
Before change (as of March 15, 2005)	110,957 (11,095,786 shares)	10.04%	First
After change	110,957 (11,095,786 shares)	9.95%	First
(Reference) As of March 25, 2005	110,957 (11,095,786 shares)	9.95%	First

Matsudakankou Corporation — Date of Change: March 9, 2005

	Number of Voting Rights (Shares) Held	Percentage to Total Shareholders' Voting Rights	Rank among Large Shareholders
Before change (as of March 8, 2005)	109,908 (10,990,813 shares)	10.09%	Second
After change	109,908 (10,990,813 shares)	9.98%	Second
(Reference) As of March 25, 2005	109,908 (10,990,813 shares)	9.85%	Second

(Reference)

Total number of shares outstanding as of March 25, 2005: 113,909,652 shares

The number of shares deducted from total number of shares outstanding as non-voting shares: 2,366,565 shares

As the Company has issued convertible bonds, bonds with stock acquisition rights and warrants, the figures represent the situation as of March 25, 2005.

4. Future outlook:

Matsuda Enterprises and Matsudakankou Corporation, large shareholders, expect to hold the shares of the Company on a long-term basis as stable shareholders.

File Number: 82-4664

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Extraordinary Report

An Extraordinary Report regarding changes in principal shareholders dated March 28, 2005, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and section 2-4 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., has been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network).